Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720, 999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

January 25, 2018

Item 3:	News Release

A news release announcing the material change referred to in this report was issued on January 26, 2018 through Canada NewsWire and a copy has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On January 25, 2018, ESSA announced that Frank Perabo, M.D., Ph.D., will depart ESSA as the Company’s Chief Medical Officer to pursue other opportunities, effective January 31, 2018. Dr. Perabo will continue to serve the Company in an advisory capacity, and as a member of ESSA’s medical advisory committee.

Item 5:	Full Description of Material Change

5.1 Full Description of Material Change

On January 25, 2018, ESSA announced that Frank Perabo, M.D., Ph.D., will depart ESSA as the Company’s Chief Medical Officer to pursue other opportunities, effective January 31, 2018. Dr. Perabo will continue to serve the Company in an advisory capacity, and as a member of ESSA’s medical advisory committee.

ESSA announced in September 2017, its intention to cease clinical development of EPI-506 and utilize the results from the successfully completed Phase 1 proof of concept trial to expand the preclinical development program around more potent next-generation aniten molecules. Within the next-generation program, the Company expects to file an Investigational New Drug filing and initiate a Phase 1 clinical trial of the selected next-generation molecule in the first quarter of 2019. ESSA recently announced the completion of an approximately US$26 million financing to fund preclinical and clinical development within its next-generation Aniten program.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:	Date of Report

February 5, 2018

Forward-Looking Statement Disclaimer

This material change report contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about Dr. Perabo’s departure from the Company as Chief Medical Officer and continuing involvement with the Company in an advisory capacity and as a member of the Company’s medical advisory committee, the acceleration of ESSA’s next-generation NTD-inhibitor Aniten compounds, the anticipated timing of the IND filing for the Aniten program and the initiation of the Phase 1 clinical trial for such program, and the anticipated sufficiency of the Company’s financial resources.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.